February 1, 2008

Mail Stop 6010

<u>By mail and facsimile</u>

Charles Kaufman
Vice President and General Counsel
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

> **Re:** **Staar Surgical Company**
> **Registration Statement on Form S-3**
> **Filed January 28, 2008**
> **File No. 333-148902**

Dear Mr. Kaufman:

This is to advise you that we are limiting our review of the above-captioned filing for resolution of outstanding comments relating to your most recent Form 10-K. Additionally, we note your Form 8-K filed on January 4, 2008 which discloses that you will file financial statements for Canon Staar Co. Inc. by an amendment to the Form 8-K as required by Item 9.01(a). As provided in the Instruction to Item 9.01, Securities Act registration statements will not be declared effective unless financial statements meeting the requirements of Rule 3-05 of Regulation S-X are provided. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief